328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 12-223
April 16, 2012

Platinum Group Reports Q2 2012 Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) reports the Company’s financial results for the six months ending February 29, 2012. For details of the February 29, 2012 Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete February 29, 2012 Condensed Consolidated Interim Financial Statements from the Company free of charge.

The Company has adopted International Financial Reporting Standards as at September 1, 2011 with a transition date of September 1, 2010.

The Company’s cash position at February 29, 2012 was $90.61 million, including $42.91 million in restricted cash held in South African operating company Maseve Investments 11 (pty) Ltd. (“Maseve”). At April 11, 2012 the Company’s cash position was approximately $75.51 million, including restricted cash, but not including approximately $7.31 million in performance bonds posted in early April, 2012 with the Government of South Africa. All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights For The Period

  In September 2011 a box cut excavation at the WBJV Project 1 Platinum Mine (“Project 1”) in South Africa was completed and underground development commenced shortly thereafter. Development of a twin barrel decline system into the central portion of the Project 1 deposit is now well underway. Site establishment and Phase 1 infrastructure were also completed during the reporting period. On site safety performance to date has been very good with only one minor lost time injury to report in over 500,000 man-hours worked to date.

  In November 2011 and in February 2012 the Company reported high grade, shallow and wide drill intercepts in a newly discovered extension of the North Limb on the Waterberg project. Drilling is continuing on the project at present with eight drill rigs and multiple intercepts are being assayed at present. In addition to the T1 and T2 Reefs reported to date, the Company has observed and logged additional layers or reefs of sulphide mineralization which correlate from borehole to borehole. Drilling is ongoing both up dip and on strike of the original discovery holes on a roughly 250 metre spaced grid. Waterberg is a joint venture project between Platinum Group (37%), the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) (37%) and Black Economic Empowerment Company Mnombo Wethu Consultants (Pty) 2012 Ltd. (“Mnombo”) (26%).

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  In November 2011 the Company acquired 49.9% of Mnombo for payments of 1.2 million Rand (US$150,000) and funding of Mnombo’s 26% share of costs on the Waterberg joint venture to feasibility, thereby increasing Platinum Group’s effective interest in the Waterberg joint venture to 49.97% (a direct 37% plus 49.9% of Mnombo’s direct 26%).
  In February 2012 the Company utilized the new computer based “cadastral” staking system in South Africa to file applications for prospecting permits on an area of approximately 800 square kilometres adjacent to the Waterberg project. These applications have been accepted for filing by the Government of South Africa. Based on the interpretation of geophysical surveys, drilling and field observations, it appears that a previously unrecognized lobe of the Bushveld Igneous Complex may exist under cover rock on the applied for territory. The new permits will be held, upon grant by the Government of South Africa, on a 74/26 basis by the Company and Mnombo. Given the Company’s holdings in Mnombo, the Company will hold an effective 87% interest in most of this new ground.
  In March 2012 a joint engineering study on potential synergies with the Jinchuan-Wesizwe platinum mine adjacent to the Project 1 mine site was substantially completed. The study indicates significant potential for savings in terms of capital and operations. The Company and Wesizwe are in discussions on how the synergies may be achieved.
  Subsequent to period end, on April 4, 2012, the Government of South Africa issued a formal mining right to the Company for the Project 1 Platinum Mine in terms of section 23(1) of the Mineral and Petroleum Resources Development Act (2002). Mining will be subject to Environmental Authorizations, Water Use Licenses and compliance to other legislation on an ongoing basis. The Company is now able to advance on many aspects of the project and plans to move into full scale development in the months ahead.

Results For The Period

During the six months ended February 29, 2012, the Company incurred a net loss of $4.82 million (February 28, 2011 – net loss of $6.62 million). General and administrative expenses during the period amounted to $3.44 million (February 28, 2011 - $3.62 million), losses on foreign exchange were $1.45 million (February 28, 2011 – loss $0.14 million), while stock based compensation expense, a non-cash item, totalled $1.94 million (February 28, 2011 - $3.67 million). Finance income consisting of interest earned and property rental fees in the six months amounted to $2.16 million (February 28, 2011- $0.90 million). Loss per share for the period amounted to $0.03 per share, as compared to a loss of $0.04 per share for the comparative period of fiscal 2011.

Accounts receivable at February 29, 2012 totalled $3.82 million while accounts payable and accrued liabilities amounted to $6.91 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables for ongoing exploration and development costs and administration.

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Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the period totaled $17.99 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the six month period for exploration on Sable and Waterberg of approximately $1.73 million were funded primarily by joint venture partners. Mineral property acquisition and exploration expenditures in Canada during the period totaled $0.81 million, of which $0.49 was capitalized.

Phase 1 development at Project 1, budgeted at USD $100 million for infrastructure and underground development, is approximately half way through its budget at present. Phase 1 is on budget and approximately 10 to 12 weeks behind its planned schedule. Phase 1 will continue into Q4 of calendar 2012. Preparations for commencement of Phase 2 are now underway.

Outlook

Preparation of detailed banking documents for a senior loan facility with a mandated syndicate of banks is ongoing. The completion of this documentation, due diligence, account structuring and off take negotiations are expected to be completed in Q2 of calendar 2012.

With the issuance of a formal mining right for Project 1 on April 4, 2012, the Company can now initiate certain aspects of Phase 2 development. Phase 2 development at Project 1 will fully commence subject to completion of project financing and execution of formal off-take agreements. Phase 2 will include a second twin decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and a tailings impoundment area. Based on capital savings in Phase 1 and the rescheduling of some non-critical items to Phase 2, the south decline box cut excavation has been added to the Phase 1 scope of work. A contract for civil work to excavate the south decline box cut has been put to tender and adjudicated, and is now in process to be awarded.

Following the completion of an Updated Feasibility Study (“UFS”) for Project 1 in October 2009, the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also gained construction and procurement experience under the Phase 1 development program currently underway. Major contracts, project costing and final scheduling for Phase 2 development are in process of final determination. A revised cost budget estimate for inclusion in the final financial model for the lending banks is currently a work in progress.

Some aspects of the project are currently being costed at or below UFS level, while escalation is being seen in other cost areas, such as consumable inputs, labour, construction and capital equipment. Total peak funding required for Project 1 will likely see escalation of approximately 14% since the 2009 UFS. Operating costs per tonne will likely see an approximate 24% escalation since the 2009 UFS. The current Rand exchange rate is at or near the UFS long term assumption of 8R to the USD. Basket 4E metal prices (platinum, palladium rhodium and gold) are currently approximately 11% higher on the Merensky Reef than at the UFS level assumptions, mostly offsetting the effects of cost escalation. The escalation estimated above is in keeping with inflation rates and industry experience in South Africa since 2009.

In conjunction with ongoing cost estimation work and banking preparations, an updated project schedule for Phase 2 is being completed by the Company. First ore production is currently scheduled for late 2013, with concentrate sales commencing in mid-2014. The Company is considering several current opportunities for sale of early ore production. The Merensky Reef is scheduled to be mined in the first approximately 10 years of the mine life and current estimates of steady state production are unchanged or slightly higher than estimated in the UFS.

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On April 1, 2012 the 10% Secondary Tax on Corporations in South Africa was replaced with a new Dividend Tax. Under existing tax treaties with Canada this change had the effect of reducing the Company’s effective tax burden at the parent company level by 5%.

The Company will continue working with joint venture partner funding to conduct exploration on the Waterberg and Sable projects. Exploration drilling is underway at Waterberg with 8 rigs and at Sable with 2 rigs. Waterberg assay results are pending.

In April the Company established a new $1.5 million forward budget for 2012 exploration on the newly acquired Providence nickel, copper, and platinum group metals Property in the Northwest Territories. Compilation work, modeling, budgeting and exploration planning is underway. Supply and logistics work for the field camp at Providence were undertaken in March of 2012. A gravity survey was also undertaken at that time over areas of interest. Further work on the ground at Providence, including drilling, will commence in the Northwest Territories as soon as weather conditions allow and drilling crews and equipment can be mobilized.

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in the Project 1 Platinum Mine near Rustenburg, South Africa, where an initial construction budget of USD $100 million is in progress, including underground development. Project 1 has estimated steady state production of 275,000 ounces per year of platinum group metals based on an October 2009 Updated Feasibility Study. Platinum Group also has active exploration programs with drilling at the Sable Joint Venture and Waterberg Joint Ventures in South Africa and active exploration in Canada for platinum and palladium.

Qualified Person

Gordon Cunningham of Turnberry Projects (Pty) Ltd. (FSAIMM and ECSA) is the independent Qualified Person for the technical disclosure relating to WBJV Project 1 contained in this news release. He is a fellow with the South African Institute of Mining and Metallurgy (“SAIMM”), has had extensive experience in the assessment of mines including platinum mines and has been responsible for the mine designs and related investigations related to the Company’s 2009 Updated Feasibility Study and later implementation work. He has over 30 years’ experience in project operation, project evaluation, design and feasibility work and is supported by a team of experienced engineers. Turnberry Projects has extensive experience with the design and evaluation of platinum projects and mines with past assignments including investigations ranging from metallurgical design to feasibility mine evaluation and project management.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

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For further information contact:
           R. Michael Jones, President
           or Kris Begic, VP, Corporate Development
           Platinum Group Metals Ltd., Vancouver
           Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring and off-take negotiations in Q2 of calendar 2012, the amount of increase in the peak funding estimate for Project 1, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.